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May 27, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Joe McCann, Esq.
Geoff Kruczek, Esq.
Eric Atalla, CPA
Kevin Vaughn, CPA

Re:	SyntheMed, Inc.
Preliminary Proxy Statement on Schedule 14A (Am. No. 2)
Filed May 5, 2011
File No. 000-20580

Ladies and Gentlemen:

On behalf of SyntheMed, Inc. (“SyntheMed”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in Ms. Ravitz’s letter, dated May 19, 2011 (the “Comment Letter”), relating to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed by SyntheMed with the Commission on May 5, 2011 (File No. 000-20580).

In connection with this response, SyntheMed is filing electronically with the Commission today Amendment No. 3 to the Schedule 14A (the “Amended Schedule 14 A”).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.  Page number references in the responses refer to page numbers in the Amended Schedule 14A.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amended Schedule 14A.

General

1.           Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

The Amended Schedule 14A has been updated to include the required financial statements in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2011

Overview of the Merger Agreement, page 10

2.    Regarding your response to prior comment 2:

•
Please reconcile your disclosure here and on page 78 as to the number of post-transaction options to be held by Dr. Franklin. Also reconcile your disclosure here and page 78 regarding the number of options to be held by each director;

•	Tell us how the last line of the table on page 78 accounts for Mr. Benson, given your disclosure on page 11 that he will be the company's chief financial officer following the transaction; and

•	It is unclear how your revisions here addressed the number of post-transaction securities to be held by Mr. Gruber. Therefore, we reissue that part of the comment.

In accordance with the Staff’s first bulleted comment, the table appearing on  page 78 of the Amended Schedule 14A has been revised to conform the number of post-transaction options for Dr. Franklin and the other directors of the combined company to the amounts disclosed on page 10.   In accordance with the Staff’s second bulleted comment, the table appearing on page 78 has been revised to include a separate line item for Mr. Benson and to include Mr. Benson’s beneficial ownership in the last line of the table.  In accordance with the Staff’s third bulleted comment, the Amended Schedule 14A has been revised at page 10 to clarify that Mr. Gruber will hold no Pathfinder options immediately prior to the merger.  All of the Pathfinder options anticipated to be outstanding immediately prior to the merger will be held by Dr. Franklin and the individuals other than Mr. Gruber who are to become directors of the combined company upon the merger, except that options to purchase 201,756 SyntheMed shares (on a post-transaction basis) will be held by one individual who is not a director, officer or principal member of Pathfinder.

Discounted Cash Flow Analysis, page 43

3.    Please expand your response to prior comment 11 to clarify how retail versus wholesale pricing accounts for the significant differences in the materials you provided.  Also expand to clarify how the wholesale pricing revenues were determined.  For example, did management provide these figures?

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2011

After further discussion with Barrier Advisors and SyntheMed’s former CEO who prepared the SyntheMed projections, the differences are not attributable to retail versus wholesale pricing.  In fact, both the Barrier Advisors projections and the SyntheMed projections were based on pricing by SyntheMed to its customers.  In the United States, that pricing is retail because in the United States SyntheMed sells directly to end-users, whereas overseas that pricing is wholesale because overseas SyntheMed sells to distributors.  The product revenues projected by Barrier Advisors differ from those projected by SyntheMed for the following principal reasons:

•
For 2010, only a fraction of the year remained at the time of Barrier Advisor’s presentation in December 2010.   Since discounted cash flow analysis does not take into account historical revenue, Barrier Advisors reflected in its analysis only a fraction of the unit volume incorporated in SyntheMed’s 2010 projections;

•
Barrier Advisors assumed that approval to market REPEL-CV in the United States for adult cardiac surgeries would be obtained in the year following the year reflected in SyntheMed's projections, and that projected surgical procedures and revenue dependent on that approval would similarly be delayed to the following year.  This was due to the fact that the SyntheMed projections assumed the required clinical testing and regulatory approval process would begin in 2010.  Since the process had not begun by the end of 2010 when Barrier Advisors provided its projections, Barrier Advisors assumed the approval date would be delayed by one year.

•
The pricing projected by Barrier Advisors was different than the pricing reflected in the SyntheMed projections.  The pricing used by Barrier Advisors was provided by SyntheMed’s then CEO, Mr. Robert Hickey, who indicated that Barrier Advisors should not rely on the pricing in the SyntheMed written projections as that pricing did not accurately reflect current and anticipated pricing.  For domestic markets, pricing used by Barrier Advisors for all years was 15% more than the pricing shown by SyntheMed for “ASP per REPEL-CV” under “Pediatric Cardiac Surgeries” for 2010.   For international markets, pricing used by Barrier Advisors for all years was approximately 44% less than the pricing shown by SyntheMed for “ASP per REPEL-CV” under “Rest of World Cardiac Surgeries” for 2010.

Pathfinder Stand Alone Valuation, page 46

4.    Refer to the first sentence of the third paragraph. You may not disclaim responsibility for your disclosure, particularly given your statements regarding the conclusions of the fairness of the transaction and reliability of Barrier Advisors' opinion. Please revise accordingly.

The Amended Schedule 14A has been revised at page 46 to delete the referenced clause in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2011

Discounted Cash Flow Analysis, page 46

5.    We refer to the final sentence of your response to prior comment 13 and your disclosure on page 46 that Pathfinder provided Barrier with "certain information regarding development plans." Please revise your disclosure to describe in greater detail the information that Pathfinder provided to Barrier.

The Amended Schedule 14A has been revised at page 46 in accordance with the Staff’s comment.  As noted in the disclosure, Pathfinder did prepare and provide to Barrier Advisors an operating budget detailing expenses anticipated to be incurred in connection with planned research and development and administrative activities.  The operating budget has previously been provided to the Staff by cover letter dated April 14, 2011 in response to prior comment 14 included in that letter.

Interests of Certain Directors…, page 52

6.    We note your revisions in response to prior comment 15:

•	Please reconcile your disclosure here and on page 33 regarding the compensation arrangements for the special committee;

•
Your revisions on page 32 imply that Dr. Franklin and Mr. Gruber would not be incentivized to provide higher compensation to the special committee for any reason. Please revise to clarify the basis for that belief; and

•
With a view toward clarified disclosure, please tell us what you mean by the disclosure that "Dr. Franklin and Mr. Gruber's satisfaction with the level and components of committee compensation were important to the success of the proposed merger with Pathfinder."

The Amended Schedule 14A has been revised at pages 32 and 33 in accordance with the Staff’s comment.

Principal Stockholders of Combined Company, page 77

7.    Please update the information in this table.  Include in your response how the information accounts for convertible debt Pathfinder has issued.  Also update the table on page 76.

The Amended Schedule 14A has been revised at pages 77 through 79 to update and revise the tables in accordance with the Staff’s comment.  Other than Breisgau Bio Ventures SA, none of the holders of Pathfinder convertible debt is expected to beneficially own 5% or more of the combined company’s common stock or to be an officer or director of the combined company.

Unaudited Pro Forma Condensed Combined Financial Statements, page 89

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2011

8.    In accordance with Rule 11-02(c)(2)(i) of Regulation S- X, pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.  Please revise the filing to remove the pro forma condensed combined statement of operations for the year ended December 31, 2009.

The Amended Schedule 14A has been revised to remove the referenced pro forma statement of operations in accordance with the Staff’s comment.

Note 3 - Notes Receivable - SyntheMed, Inc.

9.    We note your response to prior comment 19 indicating that SyntheMed recognizes that the receivable on Pathfinder's book, due from SyntheMed, may be overstated in light of uncertainties regarding collectability.

•
Given that the receivable from SyntheMed represents approximately 70% of the total assets of Pathfinder, LLC, and any adjustment to the receivable could materially affect the financial statements of Pathfinder LLC, please have Pathfinder's management discuss the methodology it used, and the factors it considered in assessing whether the receivable was impaired and whether an allowance was required at December 31, 2010.

•
Tell us in definitive terms whether management of Pathfinder also now concludes that the receivable on Pathfinder's book, due from SyntheMed, was overstated at December 31, 2010 in light of uncertainties regarding collectability. If so, please quantify the amount of reserve it believes is necessary to properly state the receivable from SyntheMed as of December 31, 2010 and March 31, 2011 and discuss the basis for that determination.

The Amended Schedule 14A has been revised to include (i) restated Pathfinder financial statements for the year ended December 31, 2010 reflecting an allowance equal to 100% of the receivable due from SyntheMed and (ii) Pathfinder quarterly financial statements for the quarter ended March 31, 2011 reflecting a similar allowance.

10.  Further to the above, to the extent that Pathfinder management believes there is an error in the financial statements, please have Pathfinder representatives provide us with a full, detailed analysis of the materiality of any error that considers the guidance set forth in SAB 99. In evaluating the materiality of any error, please give appropriate consideration to the impact of any error on the post-transaction filings by the registrant that will include historical financial statements of Pathfinder.

In light of the issuance of restated Pathfinder financial statements as described in response to Comment 9 above, a materiality analysis should no longer be relevant.  Accordingly, no additional information is provided in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2011

Note 6 - Long-Term Payable, page F-10

11.   We note your response to prior comment 20.  We note that your long-term payable calculation assumes with a 100% probability that you will achieve commercial sales beginning in 2015.  Given the significance of this assumption, please revise your MD&A to discuss the significant judgments and assumptions in your critical accounting policies. Explain how your financial statements could be affected if actual results differ from your assumptions.

The Amended Schedule 14A has been revised at page 85 in accordance with the Staff’s comment.

Following a telephone conversation with Mr. McCann on May 19, 2011, we had a follow-up conversation with the representative of the NYSE with whom we had previously spoken regarding prior comment 6 contained in the Staff’s letter dated April 28, 2011.  The representative has reconsidered the earlier position and now views Proposal 2 as “non-discretionary.”  Accordingly, the Amended Schedule 14A has been revised at page 29 to indicate that Proposal No. 2 will be deemed “non-discretionary” and that therefore brokers will not have discretion to vote shares on that proposal absent instructions from the beneficial owner.

SyntheMed acknowledges that:

•	SyntheMed is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SyntheMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 986-9700, extension 335.

Very truly yours,

s/Keith Moskowitz
Keith Moskowitz
Cc:  SyntheMed, Inc.
Richard L. Franklin, M.D., Ph.D., Executive Chairman